UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding Revisions to Business Forecast for the Fiscal Year Ending

March 31, 2008 by our Consolidated Subsidiary (Mitsubishi UFJ NICOS Co., Ltd.)

Tokyo, September 20, 2007 — Mitsubishi UFJ NICOS Co., Ltd. a consolidated subsidiary of Mitsubishi UFJ Financial Group, Inc., has decided to revise its business forecasts announced on May 7, 2007 for the fiscal year ending March 31, 2008 (April 1, 2007 to March 31, 2008). Details are provided in the attached document.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Press Release

Mitsubishi UFJ NICOS Co., Ltd.

Notification of Revision to Business Forecasts and Dividends (Consolidated and Non-consolidated) and

Record of Extraordinary Losses for the Fiscal Year ending March 31, 2008

September 20, 2007 — Mitsubishi UFJ NICOS Co., Ltd. (MUN) hereby announces that a meeting of the Board of Directors held on September 20, 2007, it was resolved to revise its business forecasts and dividends announced on May 7, 2007, when MUN announced its results for the interim period and the fiscal year ending on March 31, 2008 (April 1, 2007 to March 31, 2008) and to record an extraordinary loss as follows.

1.	Revision of business forecasts for the interim period for the fiscal year ending March 31, 2008 (April 1, 2007 through September 30, 2007).

(1) Consolidated	(Units: Million Yen)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (A)	223,000	12,000	12,000	9,000
Revised Forecast (B)	216,600	Δ60,300	Δ60,100	Δ119,400
Difference (B-A)	Δ6,400	Δ72,300	Δ72,100	Δ128,400
Percentage change (%)	Δ2.9%	—	—	—
(Reference) Results for same period of the previous fiscal year	182,273	12,579	12,842	Δ56,227

(2) Non-consolidated	(Units: Million Yen)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (A)	213,000	11,500	11,500	9,000
Revised Forecast (B)	205,600	Δ52,800	Δ52,800	Δ106,600
Difference (B-A)	Δ7,400	Δ64,300	Δ64,300	Δ115,600
Percentage change (%)	Δ3.5%	—	—	—
(Reference) Results for same period of the previous fiscal year	173,074	14,716	14,865	Δ50,988

2.	Revision of forecasts for the fiscal year ending March 31, 2008 (April 1, 2007 through March 31, 2008).

(3) Consolidated	(Units: Million Yen)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (A)	450,000	32,500	33,500	15,500
Revised Forecast (B)	430,900	Δ55,000	Δ54,300	Δ111,800
Difference (B-A)	Δ19,100	Δ87,500	Δ87,800	Δ127,300
Percentage change (%)	Δ4.2%	—	—	—
(Reference) Results for same period of the previous fiscal year	367,614	18,772	20,313	Δ52,169

(4) Non-consolidated	(Units: Million Yen)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (A)	429,500	31,000	32,000	15,000
Revised Forecast (B)	415,100	Δ47,400	Δ47,000	Δ99,200
Difference (B-A)	Δ14,400	Δ78,400	Δ79,000	Δ114,200
Percentage change (%)	Δ3.4%	—	—	—
(Reference) Results for same period of the previous fiscal year	348,262	24,432	25,718	Δ45,379

3.	Revision of common stock dividend forecasts for the fiscal year ending March 31, 2008 (April 1, 2007 through March 31, 2008).

	Interim	Year-end	Full-year
Previous Forecast (May 7, 2007)	- Yen - Sen	Undecided	Undecided

Revised Forecast	- Yen - Sen	- Yen -Sen	0 Yen 00 Sen

(Reference) Previous Fiscal Year’s Performance	- Yen - Sen	- Yen -Sen	0 Yen 00 Sen

4.	Revision of classified stock dividend forecasts for the fiscal year ending March 31, 2008 (April 1, 2007 through March 31, 2008).

	Interim	Year-end	Full-year

Previous Forecast (May 7, 2007)	- Yen - Sen	Undecided	Undecided

Revised Forecast	- Yen - Sen	- Yen - Sen	0 Yen 00 Sen

(Reference) Previous Fiscal Year’s Performance	- Yen - Sen	- Yen - Sen	0 Yen 00 Sen

5.	Reasons for Revision

In addition to making greater progress than expected on the structural reforms that is part of the interim operating plan established in December of last year, increased claims for repayment of interest, as well as marked changes in the market environment, including the emerging effect of the restriction on the amount of borrowing available to individuals, MUN Co., Ltd. positioned the current fiscal year as a strategic year for new growth and decided to recognize the required future costs during the current interim period, as outlined below.

(a)	For the implementation of further structural reforms beyond those in the original plan, MUN is setting aside 58.6 billion yen in a lump sum for the reconstruction allowance as an extraordinary loss.

(b)	While the number of claims for repayment of interest is stabilizing, MUN conservatively predicts that its interest repayment costs will peak between the second half of this fiscal year and the first half of the coming fiscal year and it has increased the interest repayment loss allowance by 45.5 billion yen.

(c)	Considering recent trends toward increased debt-workout due to intervention by attorneys and other third parties as well as future risks from the effect of the restriction on the amount of borrowing available to individuals, MUN has increased the bad debt reserves by 12.4 billion yen based on its more conservative, adjusted allowance ratio.

Apart from the above, profit declined by 13.2 billion yen due to various factors, including an increase in adjustment of debts.

As above, along with the revisions in our business forecasts, MUN has decided to forego dividends on both common stock and classified stock for both this fiscal year’s interim and year-end dividends, although it realizes that this is asking much of its shareholders.

6.	Realization of Extraordinary Losses (Interim forecast for the fiscal year ending March 31, 2008)

(Units: Billion Yen)

Realization of restructuring allowance	Consolidated
(Of which is) Early retirement benefit system	35.4
(Of which is) Transfer of installment credit sales business	12.0
(Of which is) Site consolidation	8.6
(Of which is) Restructuring of NICOS related and Others	2.6
Total	58.6

<Considerations Concerning the Business Forecasts>

The above forecasts have been prepared based on the information that is currently available and actual results may differ from the forecasts for any number of reasons.

Furthermore, Visa Inc. announced that it will aim to become a public company after making organizational changes to become a joint stock corporation. Due to this plan, MUN expects that it will be allocated some shares of Visa Inc. However, at this point in time, it has not included this matter in its business forecasts as the price is unknown. MUN plans to revise its business forecasts, if necessary, once the impact to its business becomes clear.

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Contact:

Mitsubishi UFJ NICOS Co., Ltd. Investor Relations Office	Satoshi Utagawa	81-3-3811-3111